UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                     (Amendment No. ______)*

                         MOVIE STAR, INC.
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                        (Name of Issuer)

             Common Stock (Par Value $0.01 Per Share)
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                      (Title of Securities)

                           624591103
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                         (CUSIP Number)

                        HERBERT ROSENSTOCK
                   50 East 79th Street, Apt. 12A
                        New York, NY 10021
                     Telephone: (212) 288-4572
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  (Names, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         FEBRUARY 1, 2007
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     (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Section
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]







                (Continued on following pages)
                        (Page 1 of 5)

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CUSIP No.  624591103					Page 1 of 4 Pages
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1     Names of Reporting Persons
      IRS Identification Nos. of Above Persons

      Herbert Rosenstock
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2    Check the Appropriate Box if a Member of a Group (See
     Instructions)						    (a) |_|
									    (b) | |
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3    SEC Use Only

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4    Source of Funds

     PF
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5    Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

     None
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6    Citizenship or Place of Organization

     United States
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Number of Shares     7   Sole Voting Power                305,000
Beneficially Owned   --------------------------------------------
by Each Reporting    8   Shared Voting Power              805,000
Person With          --------------------------------------------
                     9   Sole Dispositive Power           305,000
                     --------------------------------------------
                     10  Shared Dispositive Power         805,000
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11   Aggregate Amount Beneficially Owned by Each Reporting Person

     805,000
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12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) |X|

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13   Percent of Class Represented by Amount in Row (9)

     5.1%
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14   Type of Reporting Person (See Instructions)

     IN
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


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CUSIP No.  624591103					Page 2 of 4 Pages
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1     Names of Reporting Persons
      IRS Identification Nos. of Above Persons

      General Sportwear Co. Inc.                      14-0689960
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2    Check the Appropriate Box if a Member of a Group (See
     Instructions)                                       (a) |_|
                                                         (b) |_|
-----------------------------------------------------------------
3    SEC Use Only

-----------------------------------------------------------------
4    Source of Funds

     WC
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5    Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

     None
-----------------------------------------------------------------
6    Citizenship or Place of Organization

     United States
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Number of Shares     7   Sole Voting Power                500,000
Beneficially Owned   --------------------------------------------
by Each Reporting    8   Shared Voting Power              805,000
Person With          --------------------------------------------
                     9   Sole Dispositive Power           500,000
                     --------------------------------------------
                     10  Shared Dispositive Power         805,000
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11   Aggregate Amount Beneficially Owned by Each Reporting Person

     805,000
-----------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) | |

-----------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (9)

     5.1%
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14   Type of Reporting Person (See Instructions)

     CO
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


Item 1. Security and Issuer.

This  statement on Schedule 13D (this "Schedule 13D") relates to the common stock ("Common Stock")  of Movie Star, Inc., a New York
corporation  (the "Issuer").   The Issuer's principal  executive
offices are located at 1115 Broadway, New York, New York,
New York 10010.

Item 2. Identity and Background

     This  statement is being filed by: (i) Herbert Rosenstock; and
(ii) General Sportwear Co., Inc. (collectively,  the "Reporting
Persons"). The Reporting Persons are making a joint filing because they may be deemed to be a group pursuant to Section 13 of the Securities Exchange Act of 1934.

     The respective address of each of the Reporting Persons are as follows:


      Name                      Address
      ----                      -------
Herbert Rosenstock 		  c/o General Sportwear Co., Inc.
                                23 Market Street
                                Ellenville, NY 12428

General Sportwear Co., Inc.     23 Market Street
                                Ellenville, NY 12428

     None of the Reporting Persons has, during the last five  (5)
years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     None of the Reporting Persons has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


   Herbert Rosenstock is a United States citizen

   General Sportwear Co., Inc. is a New York corporation


General Sportwear Co., Inc.'s principal executive offices are located at 23 Market Street, Ellenville, NY 12428. The principal business of General Sportwear Co., Inc. is manufacturing of clothing. Herbert Rosenstock is an Officer, Director and Shareholder of
General Sportwear Co., Inc.

Item 3.   Source and Amount of Funds or Other Considerations.

The acquisition of February 1, 2007 of $234,506.00 of the Issuer Resulted in an acquisition of common stock which requires this Filing. All of the shares covered by this statement were acquired by the Reporting Persons with personal funds or working capital.


Item 4.   Purpose of the Transaction.

The securities were acquired for investment purposes only.


Item 5.   Interest in Securities of the Issuer

Pursuant to Rule 13b-3 promulgated under the Securities Exchange Act of 1934, the Reporting Persons are considered the beneficial
owners  of  805,000  shares  of  the  Issuer's  common   stock
representing  approximately   5.1%  of  all of the  issued  and
outstanding  shares  of the  Registrant's  common  stock.


Item 6. Contracts, Arrangements, Understandings or Relationship with respect to Securities of the Issuer.


Herbert Rosenstock is a shareholder, Officer and Director of General Sportwear Co., Inc. Other than this relationship, there are no Contracts or arrangements or understandings with respect to the Securities of the Issuer.


ITEM 7.   Material to be filed as Exhibits.

None


                           SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.


Dated: February 2, 2007    /s/Herbert Rosenstock
                           ---------------------------------
                           Name: Herbert Rosenstock


                           General Sportwear Co., Inc.

Dated: February 2,2007  By:/s/Herbert Rosenstock
                           ---------------------------------
                           Name:  Herbert Rosenstock, President

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